ALLIED GOLD LIMITED
ACN 104 855 067

28 May 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ADDITIONAL GOLD MINERALISATION ENCOUNTERED OUTSIDE SOROWAR PIT

Allied Gold Limited (Allied Gold) is pleased to report further gold intercepts from drilling at North West Sorowar, immediately adjacent to the Sorowar deposit at its 100%-owned and recently commissioned Simberi Gold Project. Best results include:

- **10m at 12.31 g/t gold** from 104m
- **42m at 2.10 g/t gold** from 23m
- **35m at 1.24 g/t gold** from 2m
- **17m at 2.52 g/t gold** from 16m
- **16m at 1.24 g/t gold** from surface
- **14m at 1.40 g/t gold** from 43m
- **24m at 1.36 g/t gold** from 58m
- **6m at 3.03 g/t gold** from 77m

All these drill intercepts lie outside of the current pit outline of Sorowar, which contains proven and probable reserves of 8.2 million tonnes at 1.30 g/t gold and 4.5 million tonnes at 1.41 g/t gold respectively for a total ore reserve of 547,000 ounces. As such they represent **newly identified zones of mineralisation.**

A total of 17 recent drill holes and 7 previous reported drill holes covering an area approximately 400m long and 150m wide directly North West of the current Sorowar pit limit has confirmed **continuation of gold mineralisation in oxides and under lying sulphides**. The area tested is **still open to the west, north, and east and additional step out holes are planned**.

The drilling at NW Sorowar has revealed the occurrence of elevated silver mineralisation ranging from less than 1g/t up to 401g/t with a **significant intercept of 3,610 g/t associated with the 114g/t gold intercept in drill hole RC1542.**

The occurrence of quartz at NW Sorowar in drill hole samples is more frequent than that observed in other areas at Sorowar and this coupled with the higher silver mineralisation is indicating a move into a different part of an epithermal system as exploration progresses further to NW of the Sorowar deposit.

This recent phase of drilling at North West Sorowar, coupled with other successful drilling that has been recently reported at West Sorowar and South East Sorowar **strongly indicates potential for increased mineral resources**. Allied's focus is to prove up additional oxide resources that will justify a plant upgrade to accommodate a higher throughput from the current design of 2.2Mtpa to realise annual gold production exceeding 100,000 ounces per year.

Sorowar Exploration Update

The latest assays from recent reverse circulation (RC) drilling carried out adjacent to the Sorowar pit continues to define surface and near-surface oxide mineralisation, as well as underlying sulphide mineralisation. The Sorowar deposit contains proven and probable reserves of 8.2 million tonnes at 1.30 g/t gold and 4.5 million tonnes at 1.41 g/t gold respectively for a total ore reserve of 547,000 ounces. Mining at the Sorowar deposit commenced this month (May 2008) and ore is being delivered by the aerial conveyor (RopeCon®) to the processing plant.

Drilling North West of the Sorowar pit to date has totalled 2,611 metres in 24 holes including 1,899 metres in 17 holes in the current program. **The drilling continues to identify gold mineralisation outside of the current mine plan.** Testing of the North West Sorowar area is continuing and drilling is also ongoing in the West and South East areas following up previously announced encouraging results (refer market release of 24 April 2008).

The drilling has intercepted elevated silver values below 50 to 70m in these drill holes resulting in average silver to gold ratios of approximately 20:1 which is significant given that the average silver to gold ratios within the current Sorowar mine area is approximately 1:1. Previous exploration on Simberi Island has confirmed association between higher grade gold mineralisation and vuggy and chalcedonic quartz.



43,800 mE
44,000 mE
44,200 mE
N
210,600 mN
210,400 mN
210,200 mN
A
B
RC1465
4m@1.30g/t
RC067
12m@0.93g/t
RC1540
42m@2.10g/t
incl 1m@32.60g/t
RC1541
4m@0.65g/t
14m@1.40g/t
3m@1.16g/t
6m@3.03g/t
RC1464
RC068
8m@1.33g/t
6m@0.90g/t
14m@0.94g/t
RC1466
3m@0.75g/t
3m@0.96g/t
RC1467
6m@0.54g/t
RC1542
17m@2.52g/t
18m@0.75g/t
10m@12.31g/t
incl 1m@114.00g/t
RC1473
7m@1.79g/t
24m@1.36g/t
2m@1.30g/t
RC136
4m@1.06g/t
2m@1.39g/t
RC1468
3m@1.14g/t
7m@1.84g/t
4m@1.15g/t
RC1543
4m@2.67g/t
6m@1.56g/t
5m@1.31g/t
11m@0.98g/t
6m@0.99g/t
RC486
20m@0.71g/t
8m@1.20g/t
RC1469
RC1470
35m@1.24g/t
RC1544
3m@2.37g/t
RC1471
5m@2.78g/t
3m@3.79g/t
2m@1.12g/t
5m@3.10g/t
RC1545
8m@0.74g/t
8m@1.57g/t
10m@1.73g/t
RC069
16m@0.98g/t
RC812
13m@0.81g/t
4m@1.21g/t
9m@0.70g/t
5m@1.04g/t
RC1546
16m@1.24g/t
7m@0.74g/t
3m@2.34g/t
RC813
6m@1.00g/t
17m@0.92g/t
18m@0.87g/t
RC1547
2m@0.95g/t
6m@0.62g/t
11m@1.05g/t
0
100
200
metres
ALLIED GOLD LTD
NW SOROWAR
Latest Drilling with Selected Intercepts
Previously Reported Holes with Selected Intercepts
Previous Drilling
Haul Road
Sorowar Pit Outline
Ore Reserves:
Proved - 8.29Mt @ 1.30 g/t Au
Probable - 4.46Mt @ 1.41 g/t Au

North West Sorowar - Drill Hole Location Plan

The above Drill Hole Location Plan and the following Schematic Cross-Section illustrates the significance of this newly identified mineralisation.


NW SOROWAR
Schematic Cross Section
A
B
RC1543
RC1542
RC068
RC1467
RC136
8m@1.33g/t
6m@0.90g/t
3m@0.75g/t
3m@0.96g/t
4m@2.67 g/t
17m@
2.52g/t
6m@1.56g/t
14m@0.94g/t
Base of Oxidation
5m@1.31g/t
18m@
0.75g/t
4m@1.06g/t
2m@1.39g/t
11m@0.98g/t
6m@0.99g/t
10m@12.31g/t
0
50m

A revised mineral resource estimate is currently being planned to incorporate the encouraging exploration results adjacent to existing resources and ore reserves, especially proximal to the Sorowar deposit.

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

North West Sorowar – Drill Hole Intercepts

Hole ID	TIG North	TIG East	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation	Ag Grade (ppm)
RC1464 NW Sorowar	210573.2	43864.7	190.0	-60/045	NSA					
RC1465 NW Sorowar	210547.4	43874.7	194.7	-60/045	71	75	4	1.30	OX	23.4
					100	101	1	2.77	OX	49.5
RC1466 NW Sorowar	210512.6	43916.4	199.3	-60/045	14	17	3	0.75	OX	0.1
					49	52	3	0.96	OX,TR	6.7
RC1467 NW Sorowar	210502.0	43958.4	207.2	-60/045	96	102	6	0.54	SU	7.5
RC1468 NW Sorowar	210464.8	43950.0	202.2	-60/045	77	80	3	1.14	OX	4.4
					83	90	7	1.84	OX	35.8
					104	108	4	1.15	SU	9.1
RC1469 NW Sorowar	210427.4	43939.8	201.0	-60/045	**NSA**					
RC1470 NW Sorowar	210390.9	43954.8	197.5	-60/045	2	37	35	1.24	OX	0.5
				including	***15***	***31***	***16***	***1.72***	***OX***	***0.8***
					69	71	2	1.00	OX,TR	49.3
RC1471 NW Sorowar	210381.5	43936.7	185.9	-60/045	11	16	5	2.78	OX	0.5
					38	41	3	3.79	OX	0.9
					54	56	2	1.12	*TR*	3.7
					64	69	5	3.10	OX,TR	7.1
RC1473 NW Sorowar	210463.2	43915.7	182.1	**-60/045**	31	38	7	1.79	OX	1.7
					58	82	24	1.36	TR,SU	8.9
				including	***68***	***78***	***10***	***2.50***	***TR,SU***	***12.8***
					116	118	2	1.30	SU	32.7
RC1540 NW Sorowar	210551.8	43831.3	159.0	-60/045	23	65	42	2.10	OX,TR,SU	12.6
				including	***48***	***49***	***1***	***32.60***	***TR***	***9.6***
RC1541 NW Sorowar	210510.7	43829.2	157.9	-60/045	8	12	4	0.65	OX,TR,SU	5.2
					43	57	14	1.40	SU	13.0
					68	71	3	1.16	SU	9.0
					77	83	6	3.03	SU	26.1
RC1542 NW Sorowar	210482.5	43853.7	158.1	-60/045	16	33	17	2.52	OX	42.6
					36	54	18	0.75	TR,SU	7.1
				including	***51***	***52***	***1***	***4.06***	***TR***	***19.9***
					104	114	10	12.31	SU	401
				including	***110***	***112***	***2***	***59.81***	***SU***	***1938***
				and	***111***	***112***	***1***	***114.00***	***SU***	***3610***
RC1543 NW Sorowar	210436.2	43854.9	157.8	-60/045	1	5	4	2.67	OX	2.6
					13	15	2	1.25	OX	10.9
					26	32	6	1.56	OX	1.9
					40	45	5	1.31	TR	16.5
					72	83	11	0.98	TR,SU	15.9
					87	93	6	0.99	TR,SU	5.2
RC1544 NW Sorowar	210380.2	43879.4	164.5	-90/000	31	34	3	2.37	OX	3.4
RC1545 NW Sorowar	210353.5	43917.2	171.2	-60/045	0	8	8	0.74	OX	0.1
					30	38	8	1.57	OX,TR	1.7
					70	80	10	1.73	OX,TR, SU	21.6
RC1546 NW Sorowar	210298.4	43902.5	181.6	-60/045	0	16	16	1.24	OX,TR	0.2
					31	38	7	0.74	SU	0.5
					61	64	3	2.34	TR	2.8
RC1547 NW Sorowar	**210256.8**	**43925.5**	**186.7**	-90/000	0	2	2	0.95	OX	0.1
					16	22	6	0.62	OX	0.1
					29	40	11	1.05	OX,TR,SU	1.7

Assaying for gold by fire assay (50gm) with AAS finish. Intercept interval cut-off = 0.5 g/t. NSA = No Significant Assay
Assaying for silver by aqua regia digest with ICP-AES.

Simberi mineralization types are: Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a 40 million ounce gold resource.


KAVIENG
Tabar Is.
Lihir
Tanga Is.
New Ireland
Feni
RABAUL

Simberi hosts measured, indicated and inferred mineral resources of approximately 2.4 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional oxide and sulphide resources and converting these and known resources into reserves with a view to expanding gold production from current levels of 84,000 ounces per annum.

Additionally it has a farm-in and joint venture agreement with the world's pre-eminent gold production company whereby Barrick Gold Corporation is funding up to AUD$20m of expenditure to earn a 70% interest in the exploration licence that encompasses the adjacent Tatau and Big Tabar islands.